James F. Roberts
Chairman of the Board of Directors
and Chief Executive Officer

October 17, 2008

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Foundation Coal Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 9, 2008
Proxy Statement on Schedule 14A
Filed April 8, 2008
File No. 1-32331

Foundation Coal Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 19, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 333-120979-49

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc. (“Holdings”) and Foundation Coal Corporation (“FCC”), we are writing to respond to the comments set forth in the voicemail of Donna Levy of the staff of the Securities and Exchange Commission (the “Staff”) of October 17, 2008 (the “Oral Comments”) relating to our response letter submitted with the Staff on September 12, 2008 (the “Response Letter”) to the Staff’s letter dated July 31, 2008 (the “Prior Comments”).

The Oral Comments requested that in regards to Prior Comment six we confirm that any gaps in officer and director biographies be filled in the future.

We note the Staff’s comment and confirm that we will fill in any gaps in officer and director biographies in the future.

The Oral Comments request that in regard to Prior Comments eight and ten that we confirm that the factors provided in our Response are subjective factors.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

October 17, 2008

We note the Staff’s comment and confirm that for the most part the individual performance targets/factors are subjective. The determination of the actual individual performance targets is a subjective process based upon the particular business drivers for the key result areas. Once actual individual performance targets are determined, specific metrics are applied to the individual performance targets and used to compare against actual performance. This comparison will determine if a member of management has met his individual performance targets.

Foundation Coal Holdings, Inc. and Foundation Coal Corporation acknowledge that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our responses to this comment letter.

Very truly yours,

/s/ James F. Roberts

James F. Roberts

Chairman of the Board of Directors

and Chief Executive Officer

Foundation Coal Holdings, Inc. and Foundation Coal Corporation